ARCELORMITTAL ANNOUNCES RETIREMENT OF
MR MALAY MUKHERJEE FROM EXECUTIVE ROLE

- WILL JOIN THE BOARD OF DIRECTORS EFFECTIVE 13th MAY*

Luxembourg, [7th] April 2008 - ArcelorMittal today announces the retirement of Mr Malay Mukherjee, Member of the Group Management Board with responsibility for Asia, Africa, CIS, Mining, Stainless and Pipes & Tubes. Mr Mukherjee, 60, will retire from his executive duties on 13th May, the date of the Company’s Annual General Meeting.

The Board of Directors will propose to the Annual General Meeting of Shareholders that he will be appointed a non executive member of the Company's Board of Directors effective from that date

Mr Mukherjee joined ArcelorMittal (then Ispat International) on 1st January 1993 as Executive Director of the company’s Mexican operations, where he subsequently became CEO. Following his tenure in Mexico, he then moved to Kazakhstan in 1996 where he spent three years as the company’s CEO. He left Kazakhstan in 1999 to become President and CEO of Ispat Europe. Then in 2001 he was appointed Chief Operating Officer, first of Ispat International and subsequently of Mittal Steel Company, following the merger between Ispat International, LNM Holdings and International Steel Group to create the world’s largest steel company. Following the merger in 2006 between Arcelor and Mittal Steel, Mr Mukherjee was appointed as one of the six members of the company’s Group Management Board, with particular responsibility for Asia, Africa, the CIS, Mining, Stainless and Pipes and Tubes. Prior to joining ArcelorMittal, he spent many years with the Steel Authority of India Limited (SAIL), where his last position was as Executive Director (Works) at the Bhilai Steel Plant, the largest integrated steel plant in India.

Commenting, Mr Mukherjee said, “It has been a real privilege to have spent the last 15 years of my career working for ArcelorMittal. When I joined the company it was producing 1.3 million tons of steel. Today it is not only the leading steel company, but the company that has transformed the fortunes of the industry through driving a new approach and business model. When I first met Mr Mittal his drive and commitment was obvious, but I could not have imagined that the impact of this would be so substantial or extensive. I feel honoured to have enjoyed a ring-side seat in what has been an exhilarating, challenging and enormously rewarding journey, working so closely with such an exceptionally talented and motivated leader. Even though I am now taking a step back from the day-to-day operations of the company, I am delighted to have been asked to become a Member of the Company’s Board of Directors. I have no doubt that the ArcelorMittal journey has only just begun and that the company will continue to go from strength to strength.

Mr Mittal said, “I am very sad to be announcing Malay’s retirement from the executive board of ArcelorMittal. He has been an exceptional colleague over the years, someone with deep operational experience, impeccable judgement and great professional integrity. His counsel has been invaluable and he has played a very considerable role in helping ArcelorMittal become the leading steel company that it is today. On behalf of all my colleagues who have worked extensively with Malay, we are very sorry to see him go. However I am very pleased that our collaboration will continue on the Board of Directors, where I have no doubt Malay’s views will be invaluable in the company’s next stage of development.”

Mr Kinsch, Chairman of the Board of Directors, said, “On behalf of all the Members of the Board of Directors, I would like to thank Mr Mukherjee for his contribution to ArcelorMittal. As a member of the Group Management Board, he has played a very important role in the development of our company, particularly in the critical post-integration merger phase. I am delighted that, subject to shareholder approval, we will be welcoming Mr Mukherjee to the Board. He is one of the most experienced executives in the steel industry today and his presence will certainly further strengthen our Board.”

*Subject to Shareholder Approval at the Annual General Meeting to be held on 13th May.

About ArcelorMittal

ArcelorMittal is the world's largest and most global steel company, with 310,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 28 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key financials for 2007 show revenues of USD 105.2 billion, with a crude steel production of 116 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations
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Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications		Netherlands
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